5995 Opus Parkway	1 Holtzman Street
Minnetonka, Minnesota 55343	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”

Time and Date of Meeting	3:00 p.m., Israel Time, on Tuesday, September 30, 2025

Place of Meeting	Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1)
Re-election of each of Messrs. Dov Ofer, Yuval Cohen, S. Scott Crump, Aris Kekedjian, John J. McEleney, David Reis, and Yair Seroussi, and Ms. Adina Shorr, collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

	(2)	Approval of an amended compensation package for the Company’s chief executive officer, Dr. Yoav Zeif.
	(3)
Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2025 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2024, will be presented to, and considered by, the Company’s shareholders. That matter will not involve a vote

Our Board unanimously recommends a vote “FOR” each of the above numbered proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Wednesday, August 20, 2025.

Further Information
The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are distributing (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval
Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes).

Under the Companies Law, 5759-1999 (the “Companies Law”), the approval of Proposal 2 is also subject to satisfaction of one of the following additional voting requirements:
• the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of the Company under the Companies Law.

The vote of each of the Company’s shareholders is important.
Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. If you are a shareholder of record, you may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions is set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Meeting
If you hold ordinary shares as of the record date for the Meeting (August 20, 2025) and desire to attend in person, if a record shareholder, you will need to provide, at the Meeting, the name under which your shares are held of record, as well as proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

By Order of the Board:
/s/ Dov Ofer
Chairman of the Board
Rehovot, Israel
August 25, 2025

The official notice of the 2025 Annual General Meeting of Shareholders was first published by the Company via a press release issued on August 20, 2025.

STRATASYS LTD.

c/o Stratasys, Inc. 7665 Commerce Way	1 Holtzman Street
5995 Opus Parkway	Science Park, P.O. Box 2496
Minnetonka, Minnesota 55343	Rehovot 76124, Israel
Tel: (952) 937-3000	Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2025

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING
Why am I receiving these materials?
We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2025 Annual General Meeting of Shareholders (the “Meeting”), to be held at 3:00 p.m., Israel time, on Tuesday, September 30, 2025 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.
What items of business will be voted on at the Meeting?
(1) Re-election of each of Messrs. Dov Ofer, Yuval Cohen, S. Scott Crump, Aris Kekedjian, John J. McEleney, David Reis, and Yair Seroussi, and Ms. Adina Shorr, to serve as a director, on the Board, until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
(2) Approval of an amended compensation package for our Chief Executive Officer, Dr. Yoav Zeif .
(3) Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”), as the Company’s independent auditors for the year ending December 31, 2025 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.
In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2024 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed out of order.
How does the Board recommend that I vote?
Our Board recommends that you vote FOR each of the above-described proposals.
Why is the Board proposing, and recommending to vote in favor of, the specific agenda items to be presented at the Meeting?
Proposal 1— the reelection of director nominees— is a matter required to be presented for approval at every annual general meeting of shareholders under our amended and restated articles of association (the “Articles”) and the Companies Law. As described further in “Proposal 1. Reelection of Directors— Background” below, our Board believes that the nominees identified in Proposal 1 possess the requisite knowledge, experience and familiarity with our Company and our industry to lead our Company forward and therefore recommends in favor of their reelection. Among our other highly qualified nominees, the Board has recommended the re-election of Mr. Yuval Cohen, who was initially elected to the Board by our other directors upon the completion of Fortissimo’s strategic PIPE investment in the Company on April 8, 2025. Mr. Cohen, the founding and managing partner of Fortissimo Capital, brings significant investment expertise and the ability to help us to achieve strategic goals via innovative approaches.

Proposal 2— the approval of an amended compensation package for Dr. Yoav Zeif, the Company’s chief executive officer (the “CEO”)— is a matter that requires shareholder approval under the Israeli Companies Law, 5759-1999 (the “Companies Law”). As described further under “Proposal 2. Approval of an Amended Compensation Package for Our Chief Executive Officer — Background” below, the Companies Law mandates that the compensation committee of the Board, the Board, and the shareholders approve the compensation terms of “office holders” (generally, executive officers, including the chief executive officer and other officers who report directly to him, as well as directors). As to the rationale for the upgrade to our CEO’s compensation package, an independent compensation consultant has determined that Dr. Zeif’s compensation as our CEO has been, for his initial five years of service, and is, currently, significantly below market relative to the compensation of chief executive officers of our peer companies. Dr. Zeif has been providing, and continues to successfully execute upon, period after period, our strategic vision as a leader of the global shift to additive manufacturing via innovative 3D printing solutions for various industries. It is essential to our Company’s operational success that he remain adequately motivated via a customary level of fixed and, more importantly, incentive-based, compensation. The terms of Dr. Zeif’s proposed amended compensation package are furthermore consistent with our Compensation Policy recently approved by our shareholders (at our 2024 annual general meeting of shareholders) in accordance with the requirements of the Companies Law.
Proposal 3— reappointment of our independent auditors— needs to be brought for approval of our shareholders on an annual basis under the Companies Law. Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders.
What is the quorum required in order to conduct business at the Meeting?
Under our Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares) in our Company as of the record date for the Meeting (August 20, 2025). As of the close of business on that date, we had approximately 85,093,277 ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) (“ordinary shares”) issued and outstanding (which excludes 266,018 Treasury shares). A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.
What are the voting requirements to approve the proposals presented and how are votes counted?
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.
In addition, the approval of Proposal 2 requires satisfaction of one of the following additional voting requirements:
•the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
•the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.
Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. With respect to Proposal 2, a “controlling shareholder” furthermore includes a shareholder (or multiple shareholders, if they all have a conflict of interest in the approval of the same transaction) possessing 25% or more of the voting rights of the

Company if no other shareholder possesses 50% or more of the voting rights of the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.
A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.
A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 2, and will be counted towards or against the ordinary majority required for approval of that proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.
Under the Companies Law, any shareholder participating in the vote on Proposal 2 must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposal 2, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 2. In keeping with the leniency provided by the Companies Regulations - Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxy.com, or via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of such proposal.
If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should not vote by means of the enclosed proxy card, voting instruction form, online at www.proxy.com or via telephone, with respect to that proposal, and you should instead contact our Chief Legal Officer, Ms. Vered Ben-Jacob, at Vered.BenJacob@stratasys.com, who will instruct you how to submit your vote or voting instructions on that proposal. If you submit your vote in that alternative manner as instructed, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of that proposal.
If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.
If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the appointment of an independent registered public accounting firm (Proposal 3) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Meeting.
Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), but do exercise discretionary authority with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s) for which the brokers do not vote your shares.

What shares can I vote?
Our only class of shares outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, August 20, 2025, is entitled to one vote on all items of business at the Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, bank, trustee or other nominee. As of the close of business on the record date, there were 85,093,277 ordinary shares issued and outstanding (which excludes 266,018 Treasury shares). The closing price of the ordinary shares on the record date, as quoted on the Nasdaq Global Select Market, was US $10.32.
How can I vote my shares without attending the Meeting?
Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Meeting. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Monday, September 29, 2025 in order to be counted towards the tally of votes at the Meeting.
•If you are a shareholder of record, you may cast your vote by proxy as follows:
Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 25, 2025, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Chief Communications Officer and Vice President- Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.
•If you are a beneficial shareholder, you may submit your voting instructions as follows:
Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.
In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.
May I attend the Meeting in person and how can I vote my shares in person at the Meeting?
Yes, the Meeting will be held at the offices of our external counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, in Ramat Gan, Israel. If you attend the Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting, provided that you bring proof of ownership of your ordinary shares (such as a copy of your share certificate or a statement showing book-entry shares) as of the record date for the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Meeting.

Is the proxy statement available electronically?
Yes. This proxy statement is available on our website, at https://investors.stratasys.com/news-events/annual-meeting-materials. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on August 25, 2025. You can view that Form 6-K at the SEC’s website at www.sec.gov.
Can I change my vote?
If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Monday, September 29, 2025, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.
If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.
What happens if additional matters are presented at the Meeting?
Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Mr. Eitan Zamir, Ms. Vered Ben-Jacob, Mr. J. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above-listed agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed by the chairman to be out of order.
Who will count the votes?
A representative of Stratasys, its outside counsel or of an independent third-party will act as the inspector of election to tabulate the votes cast at the Meeting.
Who will pay the costs of soliciting votes for the Meeting?
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.
Where can I find the voting results of the Meeting?
We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS
On March 6, 2025, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (our “2024 Annual Report”). Our 2024 Annual Report includes our audited 2024 financial statements, certain non-GAAP financial information for 2024, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.
You can access our 2024 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2024 Annual Report to obtain additional information regarding our Company.
YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2025

This proxy statement is available for viewing, printing
and downloading at https://investors.stratasys.com/news-events/annual-meeting-materials.

You may also request a copy of the materials relating to our Meeting, including this proxy statement and form of proxy for our Meeting, by contacting our Chief Communications
Officer and Vice President- Investor Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of August 20, 2025, unless otherwise noted.
The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, the most recent reports filed by institutional investment managers on Form 13F). Ordinary shares that a person has a right to acquire within 60 days after August 20, 2025 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 85,093,277 ordinary shares issued and outstanding (which excludes 266,018 Treasury shares, which are not deemed outstanding) as of August 20, 2025, the record date for the Meeting.

Beneficial Owner	Ordinary Shares		Percentage Ownership
FF6-SSYS, Limited Partnership	12,825,885	(1)	15.1%
Nano Dimension Ltd.	9,695,115	(2)	11.4%
Rubric Capital Management LP	7,803,097	(3)	9.2%
Neuberger Berman Group LLC	4,534,695	(4)	5.3%
__________________________________________
(1)Represents shares beneficially owned as of April 8, 2025, as indicated in a statement of beneficial ownership on Schedule 13D filed by FF6-SSYS, Limited Partnership (“FF6-SSYS”) and affiliated entities with the SEC on April 10, 2025. The total beneficial ownership of 12,825,885 ordinary shares is comprised of: (i) 11,650,485 shares held by FF6-SSYS, over which it has sole voting and dispositive power, and (ii) 1,175,400 shares held by Fortissimo Capital Fund V, L.P. (“FF V”). FF6-SSYS is an Israeli limited partnership, for which Fortissimo Capital 6 Management (GP) Ltd. (“FF 6”) serves as its sole general partner. FF V is a Cayman Islands limited partnership, for which Fortissimo Capital Fund V GP, L.P. (“FF V GP”) serves as its sole general partner. Fortissimo Capital 5 Management (GP) Ltd., an Israeli company (“FF 5”) serves as sole general partner of FF V GP. Yuval Cohen serves as the sole director and shareholder of each of FF 6 and FF 5 and may therefore be deemed to possess ultimate shared beneficial ownership over all of the subject shares.
(2)Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
(3)Represents shares beneficially owned as of June 30, 2025, as indicated in a report of institutional investment manager on Form 13F filed by Rubric Capital Management LP (“Rubric Capital”) with the SEC on August 14, 2025. As indicated in that report, and in statements of beneficial ownership on Schedule 13G that it has filed with the SEC, Rubric Capital possesses shared investment discretion and shared voting authority with David Rosen with respect to all such ordinary shares. Rubric Capital serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares, while David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.
(4)Represents shares beneficially owned as of June 30, 2025, as indicated in a report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC (“Neuberger Berman”) with the SEC on August 13, 2025. As indicated in that report, Neuberger Berman possesses: sole investment discretion and sole voting authority with respect to 136,824 ordinary shares; shared investment discretion with respect to 4,397,871ordinary shares, of which 3,583,019 are subject to its voting authority and 814,851are not subject to its voting authority.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE
GOVERNANCE AND COMPENSATION OF OUR OFFICERS AND DIRECTORS
Item 6B of our 2024 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2024. Item 6C of our 2024 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2024 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders. Please also see “Proposal 1 Re-Election/Initial Election of Directors — Board and Committee Independence” below.
PROPOSAL 1:
RE-ELECTION OF DIRECTORS
Background
Size and Structure of Board
Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be determined from time to time by our Board (subject to a certain minimum and maximum Board size set by the Amended Articles). On August 12, 2025, pursuant to its nomination of the below-listed individuals for re-election at the annual meeting, our Board effectively confirmed the number of directors constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Regulations– Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760 that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.
Current Board Nominees
Our Board has nominated Mr. Dov Ofer (the Chairman of the Board), Mr. Yuval Cohen, Mr. S. Scott Crump, Mr. Aris Kekedjian, Mr. John J. McEleney, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
Of our existing directors who have been nominated for reelection at the Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. S. Scott Crump was elected by our shareholders at our 2021 annual general meeting of shareholders in November 2021, after having previously served as a director (and for a period of time, as Chairman of the Board) of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until May 2020. Mr. Aris Kekedjian was initially appointed as a director by our Board in November 2023 and was re-elected by our shareholders for the first time at our 2024 annual general meeting of shareholders in November 2024. Mr. Yuval Cohen was initially appointed as a director by our Board in April 2024 upon the closing of the PIPE investment by Fortissimo in our Company and is being proposed for re-election by our shareholders for the first time at the Meeting. Mr. Cohen succeeded Dr. Yoav Zeif, who resigned from his directorship upon the closing of that PIPE investment and who continues to serve as our Chief Executive Officer, a position he has held since February 2020.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election at the Meeting:

Name	Age	Position
Dov Ofer	71	Chairman of the Board of Directors
Yuval Cohen	63	Director
S. Scott Crump	72	Director
Aris Kekedjian	59	Director
John J. McEleney	63	Director
David Reis	64	Director
Yair Seroussi	69	Director
Adina Shorr	65	Director
Board and Committee Independence
Each of Messrs. Ofer, Cohen, Crump, Kekedjian, McEleney, Reis and Seroussi, and Ms. Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rules 5605(c)(2) and 5605(d)(2), and Exchange Act Rules 10C-3 and 10A-1, respectively.
Biographical Information Concerning Nominees
We have provided below information concerning the background and experience of each of the nominees for reelection or initial election (as applicable) as directors at the Meeting:
Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. (Nasdaq: KRNT) and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.
Yuval Cohen has served as our director since April 2025. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as chairman of the board of directors of each of Kornit Digital (Nasdaq: KRNT), Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.
S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. After leaving his position as a director on the Board in 2020, Mr. Crump served as a technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H.

Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.
Aris Kekedjian has served as our director since having been appointed by the Board in November 2023 and was re-elected by our shareholders at our 2024 annual general meeting of shareholders in November 2024. Mr. Kekedjian served as Chairman and Chief Executive Officer of Trinity Biotech from October 2022 to December 2023. He served as President and Chief Executive Officer of Icahn Enterprises from April 2021 to January 2022. Prior to that, Mr. Kekedjian held various roles of increasing responsibility at General Electric and GE Capital from 1989 to 2019, including Head of Corporate Development and Chief Investment Officer of GE; Managing Director and Global Head, Business Development of GE Capital; and Managing Director, Global Corporate Development and CEO of GE Capital in the MEA region. During his tenure at GE and GE Capital, Mr. Kekedjian guided the company through multiple phases of growth and transformation, including through the 2008 financial crisis and a series of multibillion-dollar mergers that helped reposition disparate assets into leading businesses. In addition, he previously served as a director of Xerox Holdings Corporation and XPO Logistics. Mr. Kekedjian holds a Bachelor of Commerce degree in Finance and International Business from Concordia University in Montreal, Canada.
John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (Nasdaq: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.
David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board and as an Executive Director. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (Nasdaq & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the chairman of Enlight renewable energy since 2018, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim, Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi servs in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Adina Shorr has served as our director since July 2018. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.
Proposed Resolutions
We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:
a.RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
b.RESOLVED FURTHER, that the re-election of Mr. Yuval Cohen as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
c.RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
d.RESOLVED FURTHER, that the re-election of Mr. Aris Kekedjian as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
e.RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
f.RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
g.RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.
Required Vote
Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of directors. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election of each nominee to serve as a director.
Board Recommendation
The Board recommends a vote “FOR” each of the foregoing resolutions re-electing Messrs. Ofer, Cohen, Crump, Kekedjian, McEleney, Reis, and Seroussi, and Ms. Shorr, as directors of Stratasys Ltd.
PROPOSAL 2
APPROVAL OF AMENDED COMPENSATION PACKAGE FOR OUR CHIEF EXECUTIVE OFFICER
Background
Under the Companies Law, the terms of service of the chief executive officer of a public company, and any changes to such terms, generally require the approval of the compensation committee, board of directors, and shareholders (in that order).
Yoav Zeif has served as our CEO for over five and a half years, since February 18, 2020. Dr. Zeif’s employment agreement with our Company, dated as of February 18, 2020, as amended on November 7, 2024 (the “CEO Employment Agreement”), has been publicly filed, serves as Exhibits 4.8.1 and 4.8.2 to the 2024 Annual Report, and can be accessed at the following links: https://www.sec.gov/ix?doc=/Archives/edgar/data/1517396/000162828025010800/ssys-20241231.htm and https://www.sec.gov/Archives/edgar/data/1517396/000162828024041757/ssys-2024agmxproxystatement.htm#i8be6303959204dc5b0b0ae5c7b05f89d_290.
During the entirety of Dr. Zeif’s service as our CEO, the terms of his compensation package have not changed substantively (other than a clarification to the definition of a “Double Trigger” in the appendix to his employment agreement to include a change in the composition of the majority of the incumbent board of directors, which clarification was approved by our shareholders at our 2024 annual general meeting of shareholders). In the period leading up to the calling of the Meeting, the compensation committee of our Board, which is tasked with assessing whether our CEO’s existing compensation adequately meets the appropriate benchmarks, determined that given that passage of time, it would be appropriate to conduct such an assessment. To assist it in its task, the compensation committee retained Frederic W. Cook & Co., Inc. (“FW Cook”), a well-known independent compensation consultant, to conduct a comprehensive comparative study regarding our CEO’s compensation package relative to those of chief executive officers of our peer companies and to provide its expert recommendations to the committee. The results of that study (which are described in detail below) evidence that Dr. Zeif’s compensation package has been, and is currently, significantly below market. The compensation committee and our Board—including the representative of our largest shareholder, Fortissimo, serving on the Board— after considering the consultant’s study, have unanimously approved and recommended that our shareholders likewise approve, pursuant to this Proposal 2, an upgraded compensation package for our CEO.
In considering the compensation consultant’s findings, the compensation committee, followed by our Board, noted our CEO’s critical role in providing, and executing upon— period after period— our strategic vision as a leader of the global shift to additive manufacturing via innovative 3D printing solutions for various industries. The compensation committee and Board emphasized that it is essential to our Company’s operational success that our CEO remain adequately motivated via a customary level of fixed and, even more importantly, incentive-based, compensation.

The compensation consultant’s findings, and recommendations for updating Mr. Zeif’s compensation package, are described below in this “Background” section of Proposal 2. We provide immediately below a letter from our compensation committee members, Messrs. John J. McEleney and David Reis, and Ms. Adina Shorr, that describes, and explains the rationale for, the proposed amended compensation package for our CEO under this Proposal 2:
LETTER FROM THE COMPENSATION COMMITTEE
Dear Fellow Shareholders:
Proposal 2 in this year’s proxy statement seeks shareholder approval for certain amendments to the compensation package of the Company’s CEO, Dr. Yoav Zeif. As you may recall, Dr. Zeif was appointed CEO in February 2020. The compensation committee of the Board is now recommending changes to Dr. Zeif’s annual compensation. A comprehensive description of the proposed changes is provided in this proposal. On behalf of the compensation committee, we would like to take this opportunity to personally explain the rationale for the proposed amendments.
Since his appointment at Stratasys, Dr. Zeif has consistently delivered significant value to the Company’s shareholders, and the Board considers his leadership a critical asset. Retaining Dr. Zeif is regarded as crucial to the Company’s continued success. The proposed adjustment to Dr. Zeif’s compensation represents his first remuneration increase in the past five and a half years and has received unanimous approval from the Board, including the representative of our largest shareholder, Fortissimo, serving on the Board. The revised compensation package is designed to closely align Dr. Zeif’s remuneration, in substantial part, with the Company’s stock performance relative to its peers (as determined based on capitalization and other similarities), thereby ensuring alignment with shareholder interests. Additionally, the package authorizes the Board, at its discretion, to approve annual increases in Dr. Zeif’s total compensation of up to five percent (5%), including cumulative catch-up adjustments for any years in which an increase was not previously granted.
The market for CEO talent is highly competitive, and we face our greatest recruitment risk from U.S.-based companies, where CEO compensation levels are significantly higher than those in Israel. Given this retention risk, we asked the compensation consultant to evaluate Dr. Zeif’s current compensation relative to similarly sized U.S. publicly-traded (foreign or U.S. incorporated) companies and found that his total direct compensation was well below the 25th percentile of the comparator group. As a result, the compensation consultant recommended, and the compensation committee determined, that it was necessary and warranted to recalibrate Dr. Zeif’s compensation package to ensure his retention, motivation, and continued high performance.
CEO’s Demonstrated Performance and Value Creation

Dr. Zeif’s tenure has been distinguished by significant achievements that have delivered measurable value to shareholders. Key highlights include:
•Strategic Repositioning: Led the Company’s strategic shift toward high-growth manufacturing applications and healthcare solutions, resulting in a more diversified and resilient business model.
•Financial Discipline: Implemented cost optimization initiatives that enhanced operational efficiency and strengthened the Company’s balance sheet, including the restructuring initiative approved by the Board in 2024.
•Innovation Leadership: Oversaw the launch of new products and solutions, including the expansion of our polymer additive manufacturing portfolio, thereby reinforcing Stratasys’ position as a technological leader.
•Operational Resilience: Has successfully guided the Company to remain profitable on a non-GAAP basis, despite the very challenging global macroeconomic environment with a prolonged period of increased inflation, higher interest rates, adverse financing conditions, and, consequently, reduced capital spending on Stratasys systems by our customers.
These accomplishments demonstrate Dr. Zeif’s effective leadership and strategic vision, creating a strong foundation for Stratasys’ long-term growth and shareholder value creation. The proposed compensation adjustment reflects the Board's commitment to retaining this proven leadership while maintaining a conservative approach to executive compensation.

CEO Compensation Principles
The compensation committee firmly believes that the CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. To support this objective, the compensation committee has designed a program that emphasizes variable, performance-based incentives, ensuring a balanced focus on both short-term and long-term financial, operational, and strategic goals. In developing this program, we were guided by the following compensation principles:

Compensation Principles	Description
Alignment with the Company's Strategic and Business Objectives
• We establish performance metrics for our performance-based compensation program that are aligned with our financial and operational goals and overall strategy.
• To further strengthen the connection between pay and performance, we have increased the performance-based portion of long-term equity incentive awards from 33% to 50%.

Short-Term and Long-Term Performance Orientation
• A significant portion of our CEO’s proposed compensation package (83%) will be variable and/or performance based.
• This will consist of (i) an annual cash incentive/bonus (17%), which measures performance over a one-year period and rewards the achievement of short-term financial, operational, and strategic objectives, and (ii) equity-based incentives (66%), which are earned over a multi-year period and reward the achievement of long-term company performance.

Balanced Mix
• The proposed CEO compensation structure consists of current compensation in cash (33%), split equally between base salary (16.7%) and annual cash incentive/bonus (16.7%), and long-term compensation in equity (67%), divided equally between performance RSUs (“PSUs”) (33.3%) and time-based vesting restricted share units (“RSUs”) (33.3%).
• Both current and long-term compensation will include a mix of stable components (base salary and RSUs) and performance-based components (annual cash incentive/bonus and PSUs).

Foster Long-Term Commitment to the Company
• A significant portion (67%) of our CEO’s target compensation will consist of long-term equity awards, divided evenly between: (i) PSUs, for which vesting will be measured based on a three-year performance period, with metrics tied to Stratasys’ total shareholder return (“TSR”) compared to the TSR for the S&P 600 index over that period; and (ii) RSUs, which will vest over a four-year period (a one-year cliff vest, followed by 12 quarterly vesting periods), to reward continued service and the long-term performance of our ordinary shares.

Compensation Principles	Description
Mitigating Unnecessary Risk
• We will mitigate unnecessary risk by maintaining a balanced executive compensation program that includes a diverse portfolio of incentive award types, performance metrics, performance and vesting periods, and robust governance features.
• Additionally, as detailed in our compensation policy for executive officers and directors (last approved by our shareholders at our 2024 annual general meeting of shareholders) (the “Stratasys Compensation Policy”), the Board has adopted a clawback policy and other governance measures, including double-trigger vesting in the event of a change in control.

Market Competitiveness
• To ensure our compensation remains competitive, the compensation committee engaged FW Cook as its independent consultant to benchmark our compensation against a peer group of 19 U.S.- publicly traded (some U.S.-incorporated and some foreign-incorporated) companies.
• According to FW Cook's analysis, the proposed target direct compensation for Dr. Zeif is positioned well below the median of the compensation peer group, reflecting a conservative approach to benchmarking despite the significant gap identified in current compensation levels.
• The compensation committee believes that the proposed CEO compensation package, with its appropriate mix of compensation elements, performance metrics, and targets, will effectively retain and incentivize Dr. Zeif and have a significant impact on driving company performance. Notably, this proposed target direct compensation of $3.6 million is designed to position Dr. Zeif at the 11th percentile of our U.S.-traded public company compensation peer group, which is still well below the median, reflecting a conservative approach to benchmarking despite the significant gap identified in his current compensation levels.

Compensation Peer Group
The compensation committee engaged FW Cook to conduct a comprehensive analysis of competitive compensation practices among industry peers. FW Cook assisted the compensation committee in developing a peer group of 19 U.S.-traded public companies (some U.S.-incorporated and some foreign-incorporated) that serve as an appropriate benchmark, considering Stratasys’ relative size and industry characteristics. The compensation peer group was comprised of the following companies:

3D Systems Corporation	CONMED Corporation	Harmonic Inc.	Omnicell Inc.	Ribbon Communications Inc.
ADTRAN Holdings, Inc.	Digi International, Inc.	Kornit Digital Ltd.	PAR Technology Corporation	Varonis Systems, Inc.
Axon Enterprise, Inc.	FARO Technologies Inc.	Nova Ltd.	Proto Labs Inc.	Zuora Inc.
Cognex Corporation	GoPro, Inc.	Novanta Inc.	Pure Storage, Inc.
Based on data compiled by FW Cook at the time of the peer group review, Stratasys’ percentile rankings within the compensation peer group were as follows: revenue – 40th percentile; total assets – 46th percentile; and market capitalization – 14th percentile.
In addition to the compensation peer group data referenced above, the compensation committee also reviewed general industry compensation data as an additional reference point for broader market trends when evaluating the overall competitiveness of the CEO’s proposed compensation package. While the committee primarily focused on the U.S. pay landscape to mitigate potential CEO retention risks, it also considered the Israeli market context, given

Stratasys’ significant operations there. This dual market perspective informed the compensation committee’s recalibration of the CEO’s pay and its decision to set Dr. Zeif’s target total direct compensation at a level (the 11th percentile) that would still position him well below the median of the compensation peer group, reflecting a conservative approach to benchmarking while addressing the significant gap in his current compensation positioning.
CEO’s Proposed Pay Mix
If shareholders approve the proposed compensation program in Proposal 2, the approximate composition of total direct target compensation for our CEO is illustrated below. We believe that the combination of compensation components, along with the distinction between fixed and variable compensation, provides appropriate incentives to motivate near-term performance while also offering significant incentives for our CEO to pursue long-term corporate goals that drive sustained shareholder value.

CEO Targeted Pay Mix	Base Salary	Annual Cash Incentive (Bonus)	RSU	PSU	Total
Proposed CEO Compensation (US$)	$600,000	$600,000	$1,200,000	$1,200,000	$3,600,000
% of Total Direct Compensation	17%	17%	33%	33%	100%
Cash vs. Equity		33%		67%	100%
Fixed vs. Variable	17%			83%	100%
Competitive Positioning of CEO Target Total Direct Compensation
The chart below illustrates Dr. Zeif’s current and proposed target total direct compensation compared to our peer group. As demonstrated, even with the proposed increase to $3,600,000, Dr. Zeif’s target total direct compensation would remain significantly below the median of our peer group at only the 11th percentile. This positioning, which is $924,000 below the 25th percentile, reflects a disciplined and conservative approach to executive compensation while addressing critical competitiveness concerns.

Compensation Level	Amount	Compensation Level
Dr. Zeif (Current - Stock Price <$20)	$1,628,000	Lowest in Peer Group
Dr. Zeif (Current - Stock Price ≥$20)	$2,341,000	Lowest in Peer Group
Dr. Zeif (Proposed)	$3,600,000	11th Percentile
Peer Group 25th Percentile	$4,524,000	Market Threshold
Peer Group Median	$5,969,000	Market Midpoint
Peer Group 75th Percentile	$8,339,000	Premium Positioning
Elements of Proposed Compensation Program
After reviewing compensation practices among the peer group of companies and considering our compensation objectives, the compensation committee has established the following proposed target total direct compensation package for the CEO. The “Current (Annualized)” figures below reflect Dr. Zeif’s compensation prior to this proposed amendment.

Pay Element	Current (Annualized)	Proposed	Explanation
Base Salary	$571,000 (converted from NIS 2,100,000)[1]	$600,000
• 5% increase to enhance market competitiveness.
• Beginning in 2026, the Board may, at its sole discretion, increase the annual base salary by up to 5% per year, based on changes in market base salary levels and CEO performance.

Annual Cash Incentive Opportunity (i.e., Annual Bonus)	100% of Base Salary ($571,000)	100% of Base Salary ($600,000)
• Target opportunity remains at 100% of annual base salary, with a maximum opportunity of up to 150% of the target amount for overachievement.
• The annual cash incentive (bonus) will be earned based on the achievement of annual financial, operational, and/or strategic goals as established by the compensation committee.

Target Cash Compensation	$1,141,000[2]	$1,200,000
• In reviewing the compensation peer group’s pay data, FW Cook informed the compensation committee that Dr. Zeif’s current target cash compensation was below the 25th percentile of the compensation peer group.
• The proposed increase represents a modest 5% adjustment to bring cash compensation closer to market-competitive levels.

PSUs	33% of long term incentive compensation (“LTI”)[3]	50% of LTI ($1,200,000 annual target grant value)
• Increased performance-based equity component now weighted at 50% of the annual long-term incentive grant value.
• Designed to incentivize Dr. Zeif to achieve strong performance.
• Performance will be measured over a three-year period based on the TSR for the Company’s ordinary shares relative to the TSR for the companies comprising the S&P 600
• Payout scale for TSR performance relative to the S&P 600: 50% of target at threshold performance (30th percentile), 100% of target at target performance (55th percentile), and 200% of target at maximum performance (75th percentile).

1 Current (Annualized) figures are based on Dr. Zeif’s existing employment terms, with New Israeli Shekel (“NIS”) amounts converted to U.S. dollars (“USD”) using the 2023 12-month average exchange rate of ₪0.27169 NIS / $1USD.
2 Target Cash Compensation reflects the sum of base salary and target annual cash incentive (annual bonus) opportunity.
3 Current LTI mix and values are based on the CEO’s employment agreement, where LTI grant value is dependent on share price.

Pay Element	Current (Annualized)	Proposed	Explanation
RSUs	67% of LTI[4]	50% of LTI ($1,200,000 annual grant value)
• As proposed, RSUs would be weighted at 50% of the annual LTI grant value.
• RSUs align compensation with company performance as reflected in our share price.
• Encourages retention and fosters ownership of company shares.
• RSUs vest over a four-year period, with 25% vesting on the first anniversary of the grant date and an additional 6.25% vesting quarterly thereafter.

Target LTI Opportunity	$568,000 – $1,200,000 (varies with share price)[5]	$2,400,000 per year
• Increased aggregate opportunity to align compensation more closely with market levels.
• Elimination of the current provision that adjusts annual LTI grant value based on stock price, which is uncommon in the market and exacerbates compensation and retention challenges during down markets.

Annual Total Target Direct Compensation[6]	$1,709,000 - $2,341,000	$3,600,000
• The proposed program will place Dr. Zeif’s compensation at the 11th percentile of the compensation peer group. This position is still well below the median and reflects a conservative approach to executive compensation while effectively addressing critical retention concerns.

4 See footnote 3 for details on LTI mix and values based on share price dependency.
5 LTI value is $568,000 if the share price is <$20 (based on a value per share of $10.32 as of August 20, 2025, multiplied by a maximum of 55,000 RSUs/PSUs that may be granted) and $1,200,000 if share price is ≥$20.
6 Annual Total Target Direct Compensation reflects the sum of target cash compensation and target LTI opportunity.

Annual Compensation Increase Allowance
The proposed compensation package stipulates that the compensation committee, with the approval of the Board, may authorize annual increases in total compensation up to five percent (5%) per year, without requiring further shareholder approval. If no such increase is granted in a given year, the compensation committee may, in any subsequent year and with Board approval, authorize a cumulative increase of up to the increased amounts that potentially could have been, but were not, paid in any prior year.
Proposed Compensation Package Incorporates Strong Governance Features
Dr. Zeif’s compensation package is designed to closely align executive pay with shareholder interests and our Company’s performance, and incorporates governance best practices, including:
•“Double-trigger” vesting in the event of a change in control;
•Clawback of incentive compensation in the event of a financial restatement or misconduct;
•Prohibition on pledging Stratasys stock, subject to limited exceptions;
•Prohibition on hedging Stratasys stock; and
•Ordinary Shares Outstanding (OSO) Collar: A cap on the number of ordinary shares that can be granted for long-term incentives (0.50% of OSO for each of PSUs and RSUs). This mechanism directly addresses shareholder concerns about dilution by limiting the total equity pool used for compensation, thereby protecting the value of existing shares.
The compensation committee believes that these governance elements, together with the overall design of the compensation program, appropriately align executive pay with shareholder interests. By positioning total direct compensation at the 11th percentile of the compensation peer group—well below the median—while placing 83% of total direct compensation “at risk”, the committee has adopted a conservative approach to benchmarking and ensured a strong pay-for-performance alignment.
We believe the proposed changes are essential to retain and further incentivize Dr. Zeif. We hope you will support Proposal 2.
Thank you for your support. We look forward to maintaining an ongoing dialogue.
Sincerely,
John J. McEleney, Chairman
David Reis
Adina Shorr
Members of the Compensation Committee of the Board of Directors

Existing CEO Employment Terms
Pursuant to the CEO Employment Agreement that has been in effect since we hired Yoav Zeif as our CEO in February 2020, Dr. Zeif is entitled to receive a base salary currently set at NIS 2,100,000 per year (approximately US $571,000). In addition to his base salary, Dr. Zeif is eligible to receive an annual cash bonus of up to 100% of his base salary, as well as long-term incentives in the form of equity awards.
Under his current compensation package, Dr. Zeif receives:
•Base Salary: NIS 2,100,000 per year (approximately $571,000, based on the average 2023 exchange rate for a 12-month period).
•Target Annual Bonus: 100% of base salary (i.e., $571,000).

•Long-Term Incentives:
oIf the Stratasys share price is equal to or greater than $20, an LTI grant valued at $1,200,000 is awarded.
oIf the Stratasys share price is less than $20, an LTI grant valued at $800,000 is awarded, subject to a maximum of 55,000 RSUs/PSUs. Based on the current share price of $10.32 as of August 20, 2025, this equates to an actual LTI value of approximately $568,000.
•LTI Mix: 67% time-based RSUs and 33% PSUs.
Dr. Zeif’s total target direct compensation currently ranges from $1,709,000 to $2,341,000, depending on the share price at the time of the LTI grant.
Compensation Consultant Analysis
As noted in the letter from the chairman of the compensation committee above, FW Cook, a reputable and independent external compensation consultant, reviewed the compensation of our CEO. FW Cook compared our CEO’s compensation to that of the chief executive officers at 19 similarly situated peer companies whose shares are traded in the United States.
FW Cook identified the following points, which it recommended should be addressed:
•The total compensation of our CEO is significantly below the 25th percentile of the companies in the compensation peer group, creating a potential retention risk compared to our competitors; and
•The provision in Dr. Zeif’s employment agreement that adjusts the annual LTI grant value based on share price is uncommon in the market and exacerbates compensation and retention challenges, especially during a market downturn.
Compensation Consultant Recommendations
Consequently, the compensation consultant made the following recommendations for changes to our CEO’s compensation, which were supported by both our compensation committee and Board, in an effort to increase the value and performance alignment of the compensation and to bring it in line with the best practices among our peer companies:
•Increase the total annual target compensation of our CEO to $3,600,000. This proposed level is strategically designed to position Dr. Zeif’s overall compensation package at the 11th percentile of the compensation peer group, remaining significantly below the median.
•Increase the base salary to $600,000, representing a modest 5% increase.
•Maintain the annual target performance bonus at 100% of the base salary.
•Increase the value of target long-term incentive equity compensation to $2,400,000, to be allocated as follows:
o50% in PSUs, with vesting to be contingent entirely upon achieving performance metrics—the Company’s TSR relative to the TSR of the S&P 600 group of companies over a three-year period.
o50% in time-based RSUs.

The compensation consultant’s recommended changes to our CEO’s compensation are summarized below (all values are rounded):

Compensation Element	Current	Proposed	% Change from Current
Base Salary	$571,000	$600,000	5%
Target Annual Bonus (% Base)	100%	100%	0%
Target Total Cash (Base + Bonus)	$1,141,000	$1,200,000	5%
Target Long-Term Incentive/Equity	$568,000 - $1,200,000	$2,400,000 annually	100% - 393%
Target Total Direct Compensation	$1,709,000 - $2,341,000	$3,600,000	54% - 121%
Proposed Long-Term Incentive/Equity Compensation
The terms of the proposed PSU and RSU awards, which would be granted annually in accordance with Dr. Zeif’s employment terms and our equity incentive plan, are as follows:
PSUs: The CEO will be granted PSUs annually, with an approximate target value of $1,200,000.
The PSUs would be subject to the following terms:
•The PSUs will be granted to the CEO on the date of the Meeting and on each anniversary of that date thereafter.
•The vesting of the PSUs will be contingent upon performance metrics, with 100% based on the relative growth of our TSR compared to the TSR of the S&P 600 group of companies.
•Performance will be measured over a three-year period, with cliff vesting at the end of the period.
•Payout scale: 50% of the target award of PSUs will vest at threshold performance (30th percentile relative to the other S&P 600 companies), 100% of the target award at target performance (55th percentile relative to the other S&P 600 companies), and 200% of the target award at maximum performance (75th percentile relative to the other S&P 600 companies).
•“Double trigger” vesting: All then-unvested PSUs will fully vest upon a change of control if, within 12 months following such change of control, Dr. Zeif’s employment is terminated either (i) by the Company for any reason other than cause, or (ii) by Dr. Zeif for good reason.
•The number of units granted for PSUs will not exceed 0.50% of the number of the Company’s ordinary shares outstanding (OSO) at the time of grant.
RSUs: The CEO will be granted RSUs annually with a total value of approximately $1,200,000.
The RSUs would be subject to the following terms:
•The RSUs will be granted to the CEO on the date of the Meeting and on each anniversary of that date thereafter.
•The RSUs will vest over a four-year period, with 25% vesting on the first anniversary of the grant date and an additional 6.25% vesting at the end of each of the following 12 quarters, subject to the CEO’s continuous employment as our chief executive officer throughout the four-year period.
•“Double trigger” vesting: All of Dr. Zeif’s then-unvested RSUs will fully vest upon the occurrence of a change of control, followed by the termination of Dr. Zeif's employment within 12 months thereafter, either (i) by the Company for any reason other than cause, or (ii) by Dr. Zeif for good reason.
•The number of units granted for RSUs will not exceed 0.50% of the number of the Company’s ordinary shares outstanding (OSO) at the time of grant.

“Clawback” Conditions
The proposed amended compensation terms for our CEO, with respect to the annual bonus and long-term incentive equity compensation, will be subject to potential repayment to the Company or cancellation, as applicable, under certain circumstances as described in our Stratasys Compensation Policy.
Annual Compensation Increase Allowance
The proposed compensation package for our CEO stipulates that our compensation committee, with the approval of the Board, may authorize annual increases in total compensation up to five percent (5%) per year, without requiring further shareholder approval. If such increase was not fully approved in any given year, the compensation committee may, in subsequent years and with Board approval, authorize a cumulative increase in total compensation equal to the portion of the maximum 5% increase that was not granted in the subject year(s).
Proposed Resolutions
We are proposing the adoption by our shareholders of the following resolutions at the Meeting pursuant to this Proposal 2:
“RESOLVED, that the amended compensation package for Dr. Yoav Zeif, our CEO, as set forth in Proposal 2 of the Proxy Statement relating to the Meeting, which shall supersede and replace in its entirety his existing compensation package, be, and hereby is, approved.”
”FURTHER RESOLVED, that the proper officers of the Company be, and hereby are, authorized to enter into such written agreement(s) with the CEO (if any) so as to document the compensation arrangements described in this Proposal 2.”
Required Vote
The vote required for approval of the amended CEO compensation package under Proposal 2 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2 (excluding abstentions and broker non-votes).
Under the Companies Law, this approval furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:
•the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the proposal that are voted at the Meeting, excluding abstentions; or
•the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the amended compensation package for the CEO, must not exceed two percent (2%) of the aggregate voting rights in our Company.
Please see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.
A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of the amended compensation package for the CEO, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In keeping with the leniency provided by the Companies Regulations— Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, if you vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com or via telephone, you will be deemed to be confirming to our Company that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the amended CEO compensation package under Proposal 2, and your vote or voting instruction (as applicable) will be counted towards or against the special majority required for the approval of Proposal 2 (including the 2% threshold described in the second bullet point above).

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 2, you should not vote by means of the enclosed proxy card or voting instruction form, online at www.proxyvote.com, or via telephone, and you should instead contact our Chief Legal Officer, Ms. Vered Ben-Jacob, at Vered.BenJacob@stratasys.com, who will instruct you how to submit your vote or voting instructions on Proposal 2. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of this proposal.
Please also see the “Questions and Answers” section above, in the subsection titled “What are the voting requirements to approve the proposals presented and how are votes counted?” for further information.
Board Recommendation
The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed amended compensation package for our CEO, Yoav Zeif.

PROPOSAL 3. RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND APPROVAL OF ITS ANNUAL REMUNERATION
Background

Reappointment of Auditors
As required under the Companies Law on an annual basis, at the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (“PwC Israel” or the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2025 and for the additional period until our next annual general meeting of shareholders. As part of this proposal, our shareholders will also be requested to authorize our Board (upon recommendation of the audit committee of the Board) to fix the Auditors’ remuneration. PwC Israel has no relationship with us or with any of our affiliates, except as auditors.
Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders.
Auditor Fees for Services in Last Two Years
The following table sets forth, for the years ended December 31, 2024 and 2023, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2024	2023
Audit fees(1)	$878,700	$1,028,700
Audit-related fees(2)	268,438	376,000
Tax fees(3)	51,901	133,000
All other fees(4)	2,000	1,800
Total	$1,201,039	$1,539,500
____________
(1) Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services provided by the Auditors in connection with statutory and regulatory filings or engagements.
(2) The audit-related fees for the years ended December 31, 2024 and 2023 were for due diligence related to acquisitions.
(3) Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.
(4) All other fees are fees for other consulting services (if any) rendered by the Auditors to us.
Audit Committee’s Pre-Approval Policies and Procedures
Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagement does not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent auditors.

Proposed Resolution
We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Meeting:
RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby is, re-appointed as the independent auditor of the Company for the year ending December 31, 2025 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix its remuneration.
Required Vote
Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of this Proposal 3.
Board Recommendation
The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution re-appointing the Auditors as our independent auditors for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, as well as the authorization of the Board to fix their remuneration.
CONSIDERATION OF FINANCIAL STATEMENTS
A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2024 are included in our 2024 Annual Report, which we filed with the SEC on March 6, 2025. You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders.
ADDITIONAL INFORMATION
Our 2024 Annual Report, which was filed with the SEC on March 6, 2025, is available for viewing and download on the SEC’s website at www.sec.gov as well as at the Investor Relations section of our corporate website at www.stratasys.com. On August 20 , 2025, we issued a press release serving as formal notice of the Meeting and furnished a related Form 6-K attaching that notice. Shareholders may obtain a copy of those documents without charge at www.stratasys.com.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill those requirements by filing and furnishing reports with or to the SEC. Our reports to the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.
Rehovot, Israel
August 25, 2025